Exhibit 99.1

PRESS RELEASE

Contacts:

Martin C. Cunningham	Keith R. Knox
Chairman & CEO	President
201-216-0100	201-216-0100

FOR IMMEDIATE RELEASE	June 26, 2009

HUDSON HOLDING CORPORATION ANNOUNCES YEAR END RESULTS

Jersey City, NJ, June 26, 2009: Hudson Holding Corporation (OTC Bulletin Board: HDHL.OB-News) announced that it filed its results for the year ended March 31, 2009 with the Securities and Exchange Commission today.

“We’re pleased with the steady annual revenue growth that Hudson achieved despite a disappointing fourth quarter, which saw a decline in revenues, due to overall market conditions” said Marty Cunningham, Hudson’s Chairman and Chief Executive Officer. “While the market environment is difficult,” Mr. Cunningham continued “we’re fortunate to be seeing more opportunities to add seasoned producers and/or complementary business lines. Our loss is largely driven by recruitment and retention costs due to expansion.”

	Years Ended March 31,
	2009	2008

Sales and trading	$23,285,148	$15,541,702
Commissions and fees	13,735,660	10,070,068
Interest and other income	951,703	1,157,073

Total revenues	$37,972,511	$26,768,843

Net loss	$(3,611,999)	$(1,602,290)

Basic and diluted EPS	$(0.08)	$(0.04)

Total revenues increased 42% for the year ended March 31, 2009, to approximately $38 million from $26.8 million during the same period in the prior fiscal year. Sales and trading revenues increased to approximately $23.3 million from approximately $15.5 million during the prior fiscal year, due to the addition of sales traders and a significant customer which comprised 18% of total revenues during fiscal 2009. Commissions and fee revenues increased to $13.7 million from $10.1 million during the prior fiscal year, due to an expansion of our institutional sales effort. Interest and other income decreased to $1.0 million from $1.2 million during fiscal 2009, primarily due to a decrease in introductory brokerage services revenues.

The pre-tax loss was $4.3 million as compared to a $2.6 million pre-tax loss during the prior year, as expenses increased by $12.9 million, primarily as a result of a $7.8 million increase in variable costs (commissions, execution, and clearing costs) and a $3.3 million increase in salaries and related costs, due to an increase in recruitment and retention costs. Recruitment and retention costs (stock-based compensation and other recruiting incentives) increased to approximately $3.7 million during fiscal 2009, from $1.0 million during the prior fiscal year, primarily due to costs associated with hiring additional sales traders. Income taxes were a benefit of $0.7 million as compared to a benefit of $1.0 million during the prior year, which included a current year increase in the deferred tax valuation allowance. The net loss increased to approximately $3.6 million during fiscal 2009, from net loss of $1.6 million during the prior fiscal year.

	March 31, 2009	March 31, 2008
Hudson Holding Corporation
Stockholders’ equity	$13,637,690	$12,075,398

Total assets	$17,106,940	$17,323,538

Hudson Securities, Inc.
Net capital	$6,109,286	$4,870,737

Excess net capital	$5,109,286	$3,870,737

Hudson Holding Corporation is a publicly traded company on the OTC Bulletin Board under the symbol “HDHL” and is the parent of Hudson Securities, Inc. and Hudson Technologies, Inc. Hudson Securities, Inc. is dedicated to meeting the liquidity needs of its clients—institutions, hedge funds, asset managers, and broker dealers—by providing execution solutions and making markets in over 15,000 U.S. and foreign securities and ADRs. As a registered broker-dealer under the Securities Exchange Act of 1934, Hudson Securities is a member of the Financial Industry Regulatory Authority (“FINRA”) and has been in business since 1984. Hudson Technologies provides technology services to Hudson Securities and client companies.

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

HUDSON HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended March 31,
	2009	2008
Revenues:
Sales and trading	$23,285,148	$15,541,702
Commissions and fees	13,735,660	10,070,068
Net interest and other income	951,703	1,157,073

	37,972,511	26,768,843

Expenses:
Salaries and related costs	8,590,451	5,266,839
Commissions, execution and clearing charges	22,598,246	14,781,058
Communications	5,820,328	5,012,413
Occupancy	1,200,317	1,388,005
Professional fees	1,696,264	1,063,603
Business development	845,623	773,788
Other	1,496,319	1,055,706

	42,247,548	29,341,412

Loss before income tax benefit	(4,275,037)	(2,572,569)
Income tax benefit	(663,038)	(970,279)

Net loss	$(3,611,999)	$(1,602,290)

Loss per share - basic and diluted	$(0.08)	$(0.04)

Weighted average number of shares outstanding - basic and diluted	43,939,810	36,725,185

HUDSON HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of March 31,
	2009	2008
ASSETS

Cash and cash equivalents	$6,694,914	$6,172,348
Cash - restricted	252,408	245,505
Receivable from clearing brokers	1,294,689	2,475,575
Securities owned, at fair value	2,246,488	2,423,257
Income taxes receivable	75,040	419,041
Furniture, equipment, capitalized software and leasehold improvements, net	1,182,028	959,733
Deferred tax assets	1,515,000	705,000
Prepaid expenses and other assets	866,027	409,289
Prepaid compensation, net	1,869,167	2,402,611
Goodwill	1,111,179	1,111,179

	$17,106,940	$17,323,538

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:

Accounts payable, accrued expenses and other liabilities	$1,461,774	$1,374,548
Commissions payable	1,259,987	1,070,511
Securities sold, but not yet purchased, at fair value	637,829	2,778,081
Income taxes payable	60,827	25,000
Payable to clearing brokers	48,833	—

Total liabilities	3,469,250	5,248,140

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value, 1,000,000 shares authorized, none issued	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; 47,794,537 shares issued and outstanding at March 31, 2009 and 36,725,185 shares issued and outstanding at March 31, 2008	47,795	36,725
Additional paid-in capital	17,794,521	12,631,300
Accumulated deficit	(4,204,626)	(592,627)

Total stockholders’ equity	13,637,690	12,075,398

	$17,106,940	$17,323,538

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